GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

04012332

6 January 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

New GKN PLC

Exemption File 82-5204

JAN 20 2004

Dear Sirs,

GKN plc – preliminary results announcement

For your information I enclose a copy of the above..

Yours faithfully,

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

David Pavey
Assistant Company Secretary

Enc.

dlw 1/22

Announcement date for GKN 2003 Preliminary Results

GKN's preliminary results for 2003 together with the proposed 2003 final dividend will be announced on Monday, 1 March 2004.

G. Denham
Company Secretary

5 January 2004